Filed pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Wisconsin Energy Corporation
Filer’s Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337
Date: September 17, 2014

The following is a transcript of a presentation by J. Patrick Keyes, Executive Vice President and Chief Financial Officer of Wisconsin Energy Corporation, at an investor conference on September 17, 2014.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication. Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Wisconsin Energy Corporation

September 17, 2014
1:45 PM ET

Steve Fleishman:	Okay, our next panel we’ve titled “The 10-Year Plan,” and it’s rare that you’ll ever have companies that can actually lay out a 10-year plan, but both CMS and Wisconsin Energy have actually done that. So, it’s — look forward to making sure they can execute on it, but history would tell you that they probably will.

So, our first speaker will be CMS Energy, and we’ve got John Russell, who’s the President and CEO of CMS. And then, we’ll have Wisconsin Energy, and we have Pat Keyes, who’s the EVP and CFO. So, let me turn it over to John to kick us off. Thanks.

John Russell:

Thanks, Steve. Well, good afternoon, everyone. I’ll go through a relatively short presentation with you. We need to start where we need to start. This presentation has forward-looking statements, which are subject to risk and uncertainty. And there are some non-GAAP measures, so please review this information before — or as I’m going through the presentation.

Let’s talk about CMS Energy’s strategy. Here’s how it works. Strategy has served us well over the past 12 years and continue — we expect it to continue to serve us well over the next 10 years. It begins with safe and excellent operations. We do that well. We can make capital investments, which add value to customers, which allow the regulators to provide a fair and reasonable rate of return, and I think, most important for you, drive consistent, predictable results. We’re going on our 12th year now of being able to set targets and achieve those targets, or higher, for the last 11 years. And we expect to continue to do that in the future.

Here’s what it looks like over the past five. You can see each of these years we have achieved the top end of our guidance, and this year what we’ve been able to do, because of the cold weather that we had over the first quarter of the year, is to be able to raise the lower end of our guidance. So, now our guidance is 6% to 7% this year, and we’ll confirm that today.

One of the things, as we talk about investment, and this is what I think Steve wants us to talk about, is the 10-year plan and the investments. One of the things that’s unique about CMS and Consumer’s Energy is that we had some issues back in 2003 and early 2000. That did not allow us to make investments in the system like we would have normally done. We were restructuring, and we had — we were short of cash a little bit, and we had limited resources to put into the system.

So, what you can see here is that, as we’ve come through this, we’re able to now invest at levels that we should have been investing at during that timeframe. That really allows us to grow at a faster rate. We have a lot of capital opportunities, which I’ll show you in a few minutes, and it allows us to catch up to our peers, although we’re not there today. As you can see, some of our peers are beginning to tail off a little bit on investments, and we’re still rising to what you’ll see in about ‘15, or ‘16, and then leveling off at that point. So, that’s what really separates us from others.

The one thing, too, we us a very disciplined approach when we invest capital. Importance is that, if we invest capital, it needs to reduce our fuel cost. TI needs to reduce our O&M costs. It needs to add value for customers, or it needs to be mandated based on federal rules. And I’ll show you a slide in a few minutes. Many people ask about our consistent cost discipline.

One of the reasons we have the cost discipline is we make capital investments to reduce O&M. That’s an important piece. Simply put, we’re moving forward with Smart Energy. We currently read meters manually. As we move forward with Smart Energy, that’s a capital investment of $750 million over eight years. That will eliminate the O&M cost of about 400 meter readers. Those are the kind of capital investments that return value to our customers.

And this slide I think you’re familiar with, but I want to start where it’s most important, and that’s the little gold — less than 2% on the bottom there. We, throughout this entire plan, do not want to raise rates. This is our cutoff, our criteria — greater than 2% a year, or what we call the rate of inflation on base rates. We think, when you start raising rates more than 2%, you could have potential issues with the regulator and your customer. So, we want to be on the right side of the customer, the right side of the regulator, and the right side of investors.

You can see the $15 billion there that we have. I’m going to show you a couple slides about potential future opportunities that are not in the plan because, as Steve was joking but it is clear, we have very clear, identifiable, $15 billion of investments over the next 10 years. We also have clear investment potential for $20 billion over the next 10 years. We think, in the next few years, that $15 billion could move to $16 billion or $17 billion with maintaining our increase to customer rates at less than 2%. And that’s really the driver that we have to make this a sustainable investment portfolio.

One of the things important about us, you can see all the areas we’re investing in - clean power, capacity, reliability, infrastructure. The one thing that separates us, too, we believe in bite-size chunks. We are not betting big. We are not building nuclear plants. We’re not building coal plants. We’re building small — making small incremental investments. Incremental investments are — $200 million or $300 million to us are big investments. We make them. They go into rate base. We go into a rate case, and we keep moving forward. I don’t want to bet the farm on a large capital investment because we have so many small investments that we can make. That will add value to our customers and the regulators.

One of the things I want to emphasize today is our gas business. Sometimes people think we’re an electric company. We are a very — have a very large gas business. We’re the fourth largest gas utility in the country, and that’s based on miles of pipe, whether it’s service or main, and revenue. We also have one of the largest storage — gas storage systems in the country, which is something that I think it’s overshadowed — it has been overshadowed over the past few years based on some of the environmental controls we put in our plants. You can see the investment potential that’s moving up there. In the

2008 plan that we laid out for you, we had $1.4 billion of investment in the gas system, and now, what you see, it’s closer to $2.6 billion. So, it’s one of the things that we have ample opportunity in many areas to invest in the gas system.

One of the things that I think surprises people, when you think of the transmission side, we’re just finishing up a 26-mile project, 36-inch pipeline, to provide redundancy on the southern part of the state. We have 50,000 miles of pipe. We’re working to replace those, ensure that they’re safe. We also see a big opportunity in the business to convert propane customers to natural gas. So, we’re seeing that piece that include the customers. What’s nice about that is the first time I’ve seen in a long time that customers really want your service. When they have propane, they really want natural gas. And the payback is about a year and a half for these customers.

So, a lot of opportunity there. I think there’s going to be more regulation in the future, which requires more of our pipes to be replaced to ensure that we’re safe and reliable.

Let me switch back to electric for a minute. We’re making large investments in the electric business primarily around generation, but that’s beginning to wane a little bit. We’re moving forward with changing our fleet from coal-fired more to natural gas and renewables. We’re ending up finishing our second wind park. You can see it there, Crosswinds Energy Park on the east side of the state. That’s a 100-megawatt wind park complementing the other 100-megawatt wind park we had on the west side of the state.

When we make these changes, though, you can see what happens to our portfolio. What we’re doing, by 2005 to 2017, much more dependent on natural gas, more dependent on renewable energy, and less dependent on coal for capacity. We announced the other day we’re shutting down — or we announced it actually a while ago — we’re shutting down seven of our older coal plants. We’ll be replacing those plants with natural gas and renewable energy.

Some opportunities that are not in the plan, the five-year plan, what you can see here — let’s start with the one side, on the left panel of that — we have a lot of long-term purchase power agreements. We have probably either one of the highest in the Midwest or second highest in the Midwest for PPAs. PPAs are today expensive for our customers, and they don’t provide flexibility of operations. As you go forward here, you can see that, with shutting down the coal plants, we’re purchasing the Jackson JPMorgan plant. We announced that several months ago.

Rather than build a 700-megawatt plant for $700 million, we purchased a 540-megawatt plant for $150 million, one of the lowest costs on a KW basis in the country, if not the lowest. We did that because it’s better value for our customers. For investors, we were able to re-deploy that difference into reliability for electric and reliability in the gas business. So, we were able to take that difference, put it into a smaller chunk, and get it into the gas business, which we expect full recovery for that.

If you look at the gold bars here, these are opportunities not in the plan. The legislation in Michigan allows 10% of our load to be available through retail open access. If those customers return, if those customers come back to us, that could generate 800 megawatts of load. That’s 10 years worth of growth for those customers returning. What would cause those customers to return? Capacity markets getting back to normal and prices on the open market getting back to normal. That means that it would be cost of new entry or below that somewhat, but not free, which basically, because of the over-capacity issue today in the Midwest, they’re basically getting a free ride on that.

You can see the other two long-term PPAs we have. Entergy supplies us through Palisades, and the MCV provides other 1,200 megawatts of natural gas. I expect in the future, as those contracts sunset, we will be building and owning our own generation, again, none of that is in plan.

Finally, further upside, if you go all the way to the right, MISO was forecasting a shortage in zone seven, which is the lower peninsula of Michigan, for — by 2,000 megawatts by 2016. That’s an opportunity for us to fill that void, if that’s the case. And again, it’s not in the plan. One of the things that’s important to know about our capital investment, we build to where the growth is. We don’t build higher than the growth, because what it does is it just provides excess capacity to the market. So, we build in smaller pieces to achieve what we need at the time when we need it. We don’t want to over-build and surpass the load and put capacity on the market.

If MISO is right, and if 2,000 megawatts are short in Michigan, as part of CMS Enterprises, we have a 700 megawatt plant, very efficient, combined cycle gas plant that has a book value of $40 million. We could use that and sell that into the market to supply us and supply our customers in the future.

I’ve just give you a couple scenarios here, is that $7.50 from a capacity standpoint is about the cost of new entry. If $7.50 were achieved, which MISO requires if we’re short, the plant could generate $50 million a year. If it’s less than that, and I think it will be less than that, the plant could generate another $30 million. We don’t have this in the plan. Today, the big operation provides about $0.01, maybe $0.0150 share benefit to us. So, some upside there, which also is a backstop if we are short in the Midwest market.

This is something I wanted to share a little bit with you, Michigan’s recovery. And I know there’s a lot of discussion in the industry about sales growth. How do you make capital investments? How do you keep your rates low? We do it a couple ways. One of the ways, though, we plan conservatively is for load growth. Here are the plants that have announced expansion in Michigan over the last 12 months. And you look at it, a lot of it is driven by the auto industry, which if you’re following the auto industry, two bankruptcies have made a difference in their cost management, and also they’re starting to sell cars again.

So, they’re at some near-record levels for cars. These plants you can see here are coming in. There’s 25 megawatts of smaller load that’s coming in. That’s 2% load growth, just by these plants alone, to see the recovery in Michigan.

Now, we don’t serve Detroit, the Detroit-Wayne County area, but we serve the rest of the state in electric and the rest of the state — most of the rest of the state in gas. The biggest city we serve is Grand Rapids. The west side of the state of Michigan is fundamentally different than the east side. If you’ve been there, you realize it. Here are some of the latest figures for Grand Rapids. And it’s a metropolitan area of about a million people. Unemployment rate is 5.3%. Building permits are up 42%. GDP is up 14%.

Grand Rapids is growing, and though — that’s the city that we serve with electricity. There’s some other things favorable here about the job expectation, raise a family. That’s Mid-Side Study (ph) for jobs. So, some of Michigan today I think is being overshadowed by what’s going on in Detroit. But, I will tell you, what’s going on in Detroit, and we’ve been very supportive of, is trying to find the bottom of a bad situation. And I think we found the bottom in Detroit with bankruptcy, so I think that has more upside. We’re not planning for any of this. We’re still planning sales growth at .5%. But, I wanted to share with you maybe some potential upside that may be happening.

Cost controls - we manage our costs carefully, and we’re proud of it. We’ll continue to do it. You can see in the last — from 2006 through ‘13, we’ve been down 1% a year on average. We expect to be down 2% over the next several years, going forward. We can see it clearly. I’ll be glad to take questions about it. It’s very easy for me to see us continuing this path.

One of the issues that really drives this is the change in our legacy costs, where we have eliminated both union and non-union employees, all of the going — or all of the past legacy — going forward, all of the legacy costs. So, in other words, we pay as you go for every union employee for healthcare, pension. We pay as you go for every salaried employee. We’ve taken it down to that level. We have people retiring, about 400 people a year, with the old plan. We bring in about 325 people a year, which raises productivity under the new plan, which saves us costs.

Now, one of the things you may want to ask yourselves is that are we being too hard on cost, and are employees revolting to this. For three years running now, we have been in the top quartile of all companies in the country — not utilities, all companies in the United States — for employee engagement. So they’re seeing it, and they’re responding to it, which is good.

Michigan — we know Michigan. We’re here; this is the state we serve. We’re seeing the recovery, and we know regulation. I think many of you know the chairman. We think it’s constructive regulation in Michigan. The 2008 energy law was good, and I think I’d give credit to John Quackenbush and his team for ensuring that the law is being regulated as it was intended. I think he’s done a good job with that. I am proud of the fact, and I think they should be, too, that Michigan in 2013 in the latest Barclays study has moved up to the first tier of state regulation, along with Kentucky, Wyoming, Iowa, and Idaho.

Next, governor’s race. You’ve asked about it; it’s a tight race. Governor Snyder is a few points ahead in the latest poll; call that sampling error. I think the real key is we know both of the candidates. Both of the candidates are moderate on energy, and energy is not a political issue for them. The issues that they’re focused on, you can see in the green box there, what about education, what about the jobs, fix the damn roads, and what about Detroit? That tends to be — sorry, that last one was my comment after repairing my axle. (Laughter) I think that’s the thing that I think they need to focus on.

Surprisingly enough, both the Republican and Democrat are actually pretty darned close on energy policy, which is good. And Mark Schauer, we know well. He represented our company when he was a representative in Jackson; that’s our headquarters. He was instrumental in the 2008 energy law. So he certainly understands what we’re doing.

This is the plan. You’ve seen it with historic past years all the way through to today. The Governor has put out several principles, which are in the latest box there. He wants adaptability, reliability, affordability, and environmental protection. We support that; we’ve worked with him on it.

What he has done already is begin to focus on energy-intensive companies in Michigan. Our rates for energy-intensive companies are too high. We need to get those rates better. And what he’s been able to do with the law that he passed is to have the regulators work on true cost-of-service rates for energy-intensive customers, which we’ll be able to bring those rates down and make them competitive, which we completely support.

So in closing, takeaway for you, this is our long-term history here. We’ve been able to grow at 5% to 7% for quite a long run here. One of the things for you, when you talk about a 10-year history, we’ve got 10 years’ worth of capital investment that we can see. In the next planning period, five years, there is no block equity required to fund these capital investments. Our growth rate has been a couple hundred percentage points above — basis points above — our peers at this point.

One of the things that we’re proud of is that we don’t reset. We tell you what we’re going to do. We’ve been fortunate enough to achieve it. But we don’t reset because of weather, and we don’t reset because of other things. So you take that point that we have and we build on that point.

And that kind of shows you what we have here. One of the things I like is all of this growth is organic. All of it is in Michigan, with a regulatory environment and a legislative environment and an administrative environment that we know and understand.

So with that, I’ll turn the program over to Pat and take questions after that.

J. Patrick Keyes:

Thank you. For those of you, I am pinch-hitting for Gale. My name is Pat Keyes. I am the CFO of Wisconsin Energy. We also have the customary forward-looking statements about non-GAAP numbers and future forecasts. And as we continue to learn about the acquisition, one note — here’s another disclosure slide on the acquisition. (Laughter) And this one is, if there’s anything else you’d like to know about what’s different about being in the midst of a merger, this is where to find it.

Let me start first with our standalone company and begin with one of the things we are most proud of is our reliability record. Last year we were named by an independent consultant, looking at outage data and outage restoration information, the most reliable utility in the US. And that’s on top of across the Midwest, nine of the last 12 years, we’ve been named the most reliable utility.

We believe if you provide reliable service, along with reasonable pricing, you’re going to have satisfied customers. And in fact, during 2013, we achieved our highest customer satisfaction record in the past decade, and likely the best in our history. I don’t have all the detailed records over the course of time to make that statement definitively, but we believe it to be true.

Moving ahead on customer satisfaction, this year’s J.D. Power Survey for Business Customers, with 17,000 commercial customers surveyed across 48 utility systems, we were ranked the number-one company in Wisconsin for business customer satisfaction and number one in the Midwest for power quality and reliability, and number one in the Midwest for customer service.

We believe this isn’t an accident. We’ve invested over $9 billion since 2003 in our infrastructure to help achieve these reliability records. And in fact, from a plant performance standpoint, over a similar timeframe, 2000 to 2014, while we invested to raise our power plant capacity by over 50%, at the same time, we took emissions of nitrogen oxide, sulfur dioxide, mercury, and particulate matter down over 80%. In fact, the EPA came out with a statement that the air quality of southeastern Wisconsin is now better than it’s been any time in the last 30 years.

So I talked about kind of the operational track record and performance. Let’s move on to the financial side. Wisconsin Energy is the only company in the four key indices listed here that’s grown both earnings per share and dividends per share every year since 2003.

And if we look further at our 10-year performance and compare that both to the core indices and to the utility industries, our total shareholder return, again significantly ahead — something we’re very proud of.

We transition, then, to, “What have you done for me lately? How does this year look?” Through the first six months of the year, we’re about $0.22 a share ahead — $1.50 through the first six months in 2014 versus $1.28 in 2013, or an increase of just over 17%. That, of course, in large part was due to the cold winter weather and the incidence of the polar vortex this year, but something we are proud of.

To move specifically to where — now the transition, excuse me — the standalone to where we go from here. This is our 10-year investment plan. And basically, from 2014 to 2023, our plan is to invest $6.5 billion to $7.1 billion in needed infrastructure projects that will renew and modernize our grid, meet new environmental standards, and reduce our operating costs for our customers.

In our investor relations material, we have a lot of detail and granularity about what specifically is in that plan. But suffice to say that roughly two-thirds of that spend is in the grid renewal category. So this would be our, kind of the core of our standalone plan. Free cash flow, 4% to 6% earnings per share growth, solid reliability and customer service.

And there I could stop the story, except something happened on June 23 that sort of interrupted our world and was a major event. And that is we announced our intentions to acquire Integrys Energy for a total consideration of $71.41 a share based on the June 20 closing price. And I’m going to devote the rest of this presentation to talk a little bit about that transaction.

From a strategic rationale standpoint, the acquisition will create the leading electric and natural gas utility in the Midwest, providing significant benefits to both our customers and our shareholders. Those of you who heard Gale and Allen Leverett talk before, you’ve heard us pronounce over and over again we had three criteria that had to be met before we would enter into any acquisition or any merger.

And those would be the transaction had to be accretive to earnings in the first full calendar year of operations; it had to be largely credit-neutral; and the long-term growth prospect of the combined entity had to be at least as good as our standalone. And we believe this transaction meets or exceeds all three of those criteria. So I mentioned earlier that our standalone growth prospect was 4% to 6%. We believe the combined company long-term earnings per share is 5% to 7%.

A little bit more on the strategic rationale. If you don’t know our two service territories, the largest subsidiary of Integrys is Wisconsin Public Service. That’s based in Green Bay, which is about a two-hour drive north of Milwaukee, where we’re headquartered. So basically, our service territories abut; there’s geographic proximity.

Both of us, both Wisconsin Energy and Integrys, are the two largest owners of the American Transmission Company, or the ATC. Integrys had a 34% share, Wisconsin Energy had a 26% share, so combined, that’s a 60% ownership of the ATC, which brings the transmission investment more to the forefront.

And then finally, regulatory diversification. We are already in Wisconsin and Michigan, as is Integrys. With this transaction, we will add a significant presence in Illinois and a smaller presence in Minnesota.

From a financial standpoint, we are in effect increasing the regulated rate base by 70% as a result of this combination while doubling the annual capital spend. So we had roughly $700 million a year in our 10-year plan; Integrys had $700 million a year in their five-year plan. As I’ve mentioned, the earnings per share growth rate we project to be 5% to 7%, and importantly, more than 99% of that will come from regulated operations.

We believe in being good corporate citizens and will continue to serve the communities in which we have operations. We will continue to have a strong balance sheet and continue to project strong positive cash flow on an annual basis.

For those of you into maps, this is what we call the NFC North version of the utility industry. We don’t quite cover Detroit, but we’re close, and we’ve got operations, as you see, most in Wisconsin. The Illinois territory that provides gas in Chicago, the electric is in Wisconsin and northern Michigan. And then Minnesota and Lower Michigan is gas only. That’s about $15 billion in market cap. We would serve together over 4.3 million customers and more gas than electric. We talked about the ATC ownership, and then the rate base — roughly, our $10 billion and their $6.8 billion gets you to $16.8 billion of rate base projected in 2015.

Specific information about the combined companies. Our corporate headquarters will be located in metropolitan Milwaukee, but we will continue to have operating headquarters in Chicago, Green Bay, and Milwaukee as well. Gale Klappa, our CEO, will continue on as Chairman, and the other senior leadership roles will be filled by the current senior leaders at Wisconsin Energy. And then we will add three board members to our existing 10-member Board from Integrys.

We will change the name of the company, the holding company, from Wisconsin Energy to WEC Energy Group. The ticker will stay the same, and the ownership would be about just over 70% current Wisconsin Energy shareholders.

Moving into the financial terms, the overall transaction value’s just over $9 billion, of which $5.8 billion is for the Integrys shares and $3.3 billion is for assumed debt. We would pay for that 74% equity, 26% cash. So if you’re an Integrys shareholder, you would receive 1.128 shares of Wisconsin Energy stock and then $18.58 in cash consideration. And we will pay for the cash consideration by issuing $1.5 billion of acquisition debt.

We often get asked about the dividend policy. Basically, if you’re an Integrys shareholder, you’ll be held neutral at the time the merger is approved. If you’re a Wisconsin Energy shareholder, those of you that follow our company are aware that we are on a 7% to 8% dividend growth rate over the upcoming years.

So if I could project out and make an assumption based on history, around January, we would have our typical increase at Wisconsin Energy of 7% to 8%. And then at the time of transaction closing, there would be another dividend increase of 7% to 8% to bring the two shareholder groups in alignment. So basically, that’s a 14% to 15% increase at the time of close from our current dividend.

And then over the long run, once we’ve reached parity, both sets of shareholders will be ahead of what the current plans are, as the dividends will grow commensurate with earnings.

This may be of the most interest for those of you who have been following us. This is obviously where, at this point in time, a lot of our management attention is and a lot of the activity is, and that is getting all of the necessary approvals. We filed in the first week of August — August 6, to be precise — in all four states in which we serve. And let me give you a quick rundown of where each stands.

Wisconsin opened a docket on, I believe, August 29 and left two weeks for anybody that wanted to be involved in the case. They had two weeks to announce their intentions to be positive or negative, whatever they wanted to do to announce their intention to take a role.

Yesterday Wisconsin came out with a preliminary schedule, Wisconsin Commission specifically talking about when public hearings would be in testimony, rebuttal and so forth. I think the important thing is the commission is planning to put out a briefing memoir, easy for me to say, memorandum at the end of January or early February summarizing their feelings on the case and then that’s when their schedule stopped. One would logically assume that the decision would follow that.

In Illinois the Illinois Congress Commission has proposed a decision date of July 6. In Michigan they have proposed an approval date of February 6. Both of those dates are consistent with statute; 11 months in Illinois, six months in Michigan.

In Minnesota when we filed at the beginning of August they opened up a two month period for public comments and when that closes Minnesota will decide whether or not they want to assume jurisdiction in our case.

On the federal front we’ve made the FERC filings at the end of August. There’s — it’s open for public comment through October 17. We are on track for our filings for Hart-Scott-Rodino and the FCC. We have made graph filings of the S4 and the Proxy Statement that is currently being reviewed by the SEC and assuming that all stays on track we should have shareholder approval by the end of this year. We expect the transaction to close in the second half of 2015 and hopefully at the beginning of the second half.

Now, before I close let me just give a quick summary of some of the — for those of you who aren’t familiar with Integrys some of the bigger programs that they’ve got going. One of the biggest is in the City of Chicago and the City of Chicago has some very old gas pipe, some as old as 1870s and one of the things that Integrys worked on with the Illinois legislature and with the governor is to get a pipeline replacement infrastructure program in place and that was passed by the legislature and signed into law but basically there is a wider — the program itself is we estimate about 20 years to replace all the gas pipeline in Chicago and for the first five years that’s about a $350 million annual investment.

The rider that was passed, which is called Rider QIP, the qualified infrastructure plant rider basically calls for a real-time return on that investment and a one-month cash leg. That just took effect in 2014 and that rider is in effect for ten months, for ten years, excuse me, for the first half of that program at which time would be re-evaluated.

Since the program has been created over 1000 jobs have been created in Chicago to replace that pipeline, and I mentioned earlier Integrys has about $700 million of annual investment so [invest is] $350 million is about half of it. The other big chunk of the investment is with the Wisconsin subsidiary, Wisconsin Public Service. The couple of examples here I want to use, I mentioned earlier that Wisconsin Energy we had invested over $9 billion from 2003 on our infrastructure and on our fleet, modernizing the fleet, and you saw the statistics on how we cleaned up our emissions. A lot of that investment is still ahead of Wisconsin public service.

One big project there in process is at their Weston Site, the Weston 3 Plant doing basically cleaning up emissions and they have approved by the Wisconsin Commission a $345 million project starting, which started, in 2013, will end in 2016 and just advance from site preparation to foundation work in June to clean up the emissions of that plant.

Another example of major project at Wisconsin Public Service is what they call the System Modernization Reliability Project. And that’s taking overhead wires in Northern Wisconsin where the winter is obviously more severe and buried them underground. That’s about a 1000 miles of overhead distribution lines, just over $200 million investment. So we believe those kind of give you a feel for some of the investment that’s ahead of the Integrys companies.

So in conclusion we believe the combination will create a leading electric and gas utility and a top ten gas distribution utility. We’ve talked about the EPS growth growing to 5% to 7% and we’ve also talked about the larger ownership of 60% ownership in ATC being another result of this.

So if Colleen (ph) were up here she’d be telling you how the combine company just got gassier and more transmission. And then in conclusion we believe these are, again, smaller projects and you’re getting — I think what you’re going to see is a lot more of what you saw from us as a standalone company except on a bigger platform. So we believe we’re positioned to deliver among the best risk adjusted returns in the industry and we will continue to be positive free cash flow.

And with that I’m all set Steve.

Steve Fleishman:

Great. I was just going to maybe start out with a question and kind of the context of — both you guys seem to make things look so easy and the companies have executed really well consistently every quarter, every year, have a ten-year plan which is, you know — I don’t think most companies can really kind of put that together. I mean, what do you think you do differently or what do you do differently than you’ve seen in the past at your companies or other places you’ve been?

John Russell:

I can start. First of all, talk about — Wisconsin Energy has got a great track record, well managed, they’ve got a great management team so, you know, we’ve always kind of looked to them as being a really good team to follow. They jumped on this ahead of us. We had some issues I think with maybe our secret sauce is. I told somebody today we saw the grim reaper in 2002 and we didn’t like it. So unless you’ve faced that parell (ph) you really have a different view about how you manage the business and the spend and we did that which I think, you know, I have great respect for what you guys have done, done a hell of a job and from us we just — we’re just catching up. I think that’s it and so we’re taking best practices. We tend not to be the leader in much, in many things, I mean you think about Smart Grid and things like that we’ve been pretty deliberate in how we actually go through it which we’ve learned from others and I think we are able to take those practices and put them into, take those learning’s, practices pretty quick.

So — and I also think personally I told some of the group earlier, I think the management team that we have at the company has learned from what didn’t work and now is learning and putting into practice what can work. So we do have a saying at the office, leave it better than you found it. We really believe that every day, it’s about the company, it’s about how we get better every day so that’s how we do it.

J. Patrick Keyes:

And I’ll pile on here. I think we also look at what CMS does to see what we can learn. John did a nice job of going into what they’re doing to invest in cross takeout, we’ve also instituted our own long-term program where you can come up with a win/win where you can make investments that, I mean, actually a win/win/win if you include the employees, you can drive out cost which therefore reduces the rate pressure and to the extent that you remove things to the employees that are administrative in giving them headaches that helps drive engagement.

We certainly look to CMS also for some of the things that you can do for your benefit strategies and examples so we try to learn from what we’ve seen as best practice but just so you know, we don’t always get along so great. John, he’s from Michigan State, I went to Michigan; he’s kicking me under the table.

John Russell:

I am, I am. And Duke, come on that’s even worse. That’s right. But let me throw down a compliment their way because they deserve it. We’re learning from you on the customer side. I mean, you know, we’ve — we kind of let that slip for a while and we’re at it full bore right now and you guys do good. So, yeah. And that’s what I like. I mean, it was — we’re here today as Steve invited us. When Gale was here, now you’re here, yeah. Last time we actually were having some fun so I respect you guys a lot.

Steve Fleishman:	Leslie (ph)?

Leslie:

John, you talk about the capacity upside potential, could you just go into sort of when that flows through so the MISO Zone 7 shortfalls [by] 2016 so would you — I’m not sure when the MISO capacity auctions if they’re forward one-year, forward three-year, like sort of what the timing — so you have sort of three potential markets to sell it into. I mean, you could get MISO capacity upward pressure, you could sell them into PJM again and get some potential upside there or you could sell it back, you know, to yourself really because you’re going to be short.

So, I mean, how are you thinking about that aspect?

John Russell:

Couple of things; one is I think timing of this. If you think about when I talked about $15 billion going to $20 billion and maybe an upside of a billion or two on the $15 billion. The first wave of that, if there was an upside, would be more towards $16 or $17. We need to see the MISO projection come to fruition. We’re not going to bet that it is going to happen, I’d much prefer to see it happen and not flood the market with capacity.

Some of the things that are happening in Michigan though, I mean, we bought the J.P. Morgan plant which, again, will become part of our — we bought it, did not put it in the rate base until we need it which is in 2016. That’s when we need it. So we kept it, we’ve got an agreement to purchase it, we’ll buy it in 2016.

That will also take some capacity out of the market. If the retail open access customers return faster because the MISO projection is right, we will have to do some upgrades to some of our plants to be able to meet that; so short-term look at 2016, 2017 from that standpoint, some of the PPA contracts are longer term.

Steve Fleishman:	Maybe both of you can give us a little bit of your kind of quick take on the GHG proposed rules and whether those would really change your generation mix? Have a big impact or they’re more marginal?

John Russell:

All right, let me talk about would it impact the company and I’ll stay out of my personal view on what they are. Consumer’s energy can meet the new rules as proposed by the EPA because of the plan we have in place today. So we have a plan to be able to achieve that, it’s the plan that we’ve been working on. We had no insight that EPA was going to do what they did but the big driver for us is we’re shutting down seven older coal units in 2016 which based on what the EPA has at least given us, those will count towards a reduction in greenhouse gas.

We also are continuing, as you saw, shutting down coal, replacing it with natural gas and replacing it with renewable. So our plan today allows us to get to that point. But that being said, there are so many variables in this whether — and it really I s dependent on what the state implementation plan is and the state implementation plan will really determine whether we meet it and how we meet it but right now on a standalone basis our plan, as we’ve laid out, will meet the targets that were set by the EPA.

J. Patrick Keyes:

And from our side I think I’ll repeat a lot of what Gale talked about on our call. There’s several things — we’re still studying it and there’s several elements we are going to respond about one of which is we made a lot of investment, you heard me mention a couple of times now, in modernizing our fleet and either retiring old units, cleaning them up or putting new plants out in the last decade and we actually our emissions are down now versus what they were in 2000 and we don’t think we’re getting any credit for that. So part of our response will be to point that out and request that that be taken into consideration.

We are still looking for clarity on biomass plants. We just completed a $270 million biomass plant and how those emissions will be viewed is unknown. And the third issue we’ve got is anybody who is a gas distribution utility understands that in a very cold winter you are serving — your customers need gas to heat their homes and if you take your entire fleet and flip it to gas there is not enough gas infrastructure to run a gas plant at 70% capacity back to heating homes in the winter like we just had. So all of that will flavor our commentary that I think is due in October.

Steve Fleishman:	Are there questions?

Scott (ph)? Hold on one second.

Scott:	(Inaudible).

J. Patrick Keyes:

Sure, so quick background. The State of Wisconsin currently owns about 35 plants. They range in size to bigger plants on college campuses to, try to find a diplomatic way to say this, glorified furnaces in prisons would be (inaudible). Governor Walker a few years ago announced his intention to try and sell those plants and make a long story short, after a couple of tries there is now legislation in place where he can sell those plants subject to approval by a joint legislature committee.

That took a while to get through. So the state is now a named asset broker and advisor to assist in the sales process. We do not believe that in an election year this is going to take place. So we’ve been saying publically that we think this will happen in 2015.

People ask us about well, how, you know, many [meg] are those plans, well that’s an impossible question to answer because most of them are steam heat; they’re not generating into the grid, their purpose is specifically to provide heating for those public facilities. I guess the newest news there for us, the joint venture that we announced with

MGE Energy that basically says when those plants come up for sale our joint venture will bid for them.

And a couple of reasons for that; one is we’ve done a lot with MGE Energy, they are a partner in our Power the Future, our $10 billion investment. They are a part owner in some of those plants and we’ve got a history of working together. The second reason is they are a co-owner of one of the largest plants on the west campus at our University of Wisconsin-Madison. So they’re already part of that plan in other words and we just thought we would work on that together.

So the — John talked about the election in Michigan we have one in Wisconsin also. Energy is now — so I’m preempt to get a little off track, I apologize for that. Similar to Michigan energy policy is not front and center but obviously the governor has got other things on his mind right now than selling the plants. I don’t suspect it’s in the top of that so that’s why we think it will be a while till we see some action there.

Steve Fleishman:

I have another question just on the sales outlook and I guess particularly industrial. Both of you guys cover areas of the country that are pretty good barometers of the industrial sales outlook and I think both of you have had a pretty good start to this year in terms of sales just maybe give us a current point of view on how the industrial economy is looking in your areas?

John Russell:

Yeah, I’ll be glad — I mean, part of like I showed you, we’re seeing the auto industry driving a lot of this. I mean, that’s pretty clear to us. We’re well ahead of — actually, we’re ahead of pre-recessionary levels for industrial so we’ve seen industrial come back strong, residential we’re seeing it relatively flat but we’re seeing more hookups, more new business, organic growth, than we’ve seen before. Much of the residential growth is offset by energy efficiency.

The — and I’ll answer a little more than what you asked. The one that’s lagging is really commercial and I can’t really figure that out yet. I don’t know whether commercial is driven by the fact that the big box stores are going away or whether the fact they’re just — it’s the lag, it’s the last class of customers that will move ahead after the industrial customers come back but actually I’m optimistic. We don’t plan for it, we’d still plan a very conservative 0.5% growth and some years maybe 1% but we are seeing this drive coming back in with people locating in Michigan and when you think about Pat talking about some of the political stuff, I mean, you know, Michigan is a Right to Work state now which was a big change for this governor. For those of you that have been to Michigan that was surprising and so we’re seeing some auto suppliers coming back and moving into the state and before they really hadn’t done.

So we’re seeing it and I think the other change in the future is that we move forward with getting our energy intensive customer rates in line with others. I think that really offers an opportunity there; not planning for it but we’re starting to see some things that we hadn’t seen before.

J. Patrick Keyes:

Yeah, I think my comments will largely echo John’s. We have seen we’re about on plan for the year at half a percent growth. The large C&I is a bit ahead of that as he was indicating but it’s patchy. I mean, there are sub-segments that are doing all right but I wouldn’t say that we would look at it cross and say, boy, there’s economic rebound every — all of the 17 industrial classes that we have in Wisconsin are all moving up. It’s kind of half and half.

If there is an area of growth it would be in the corridor kind of south of Milwaukie, north of Chicago where we’ve seen businesses move in kind of relocating or either relocating from Illinois because it would [perceive] better tax situation in Wisconsin or some just opening new in that area.

Residential front varies similar, [holdings] back to prerecession offset by use per customer so that’s been flattish. The one I will jump in and add to is something John alluded to earlier on the gas side. The housing obviously is helping the residential gas but there’s two reasons for optimism; one is clearly propane switch-in. We had trouble last winter. We’ve, among several states, ran out of propane and when you could find it, it was triple the price. That has triggered people that have propane tanks in their front yard to switch and ask for us to provide natural gas.

So the new customer growth on the gas side is clearly higher. We’re also studying it but we believe that perhaps the declining trend of use per customer since 1970 may have leveled off and we think, because two-thirds of your gas bill is due to the cost of gas, with cheaper gas people, when it’s cold in winter it’s not quite as expensive to turn the thermostat up a little bit and that may have — it’s offset or maybe even surpass what you’re seeing from the more efficient furnaces.

John Russell:

We’ve seen exactly the same thing, I agree with you. I mean, you figure that gas has been declining 0.5% to a 1% for the last 20 years, 30 years. I think we’ve kind of hit that wall, that — the difference even with our incentive programs which are great incentive programs to debt energy efficiency, that difference between 90%, 95% and 99% is a pretty steep hurdle.

So I don’t think customers are doing it and you’re right, price is really driving some of that too.

Steve Fleishman:	Great, well I think we’re actually at the end of our time so John, John Pat thank you very much.

John Russell:	Thanks Steve, appreciate it. Thank you, thank you.

Steve Fleishman:	Okay, we’re going to move on to our next panel here in a couple of minutes.